SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. RESULTS OF ANNUAL GENERAL MEETING

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 13, 2014

COMPANY ANNOUNCEMENT

(ASX: PBT)

RESULTS OF ANNUAL GENERAL MEETING

Thursday, 13th November 2014

The Company wishes to advise that all resolutions contained in the Notice of Meeting were carried on a show of hands.

In accordance with ASX Listing rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the proxy votes received for each resolution considered by Members of the Company at the Annual General Meeting held today at 11.30am.

	Resolutions	For	Against	Abstain	Proxy's Discretion*	Total Valid Proxies Received	For Percentage
1	Adoption of Remuneration Report **	48,789,215	5,064,558	3,925,824	5,497,540	63,277,137	91.47%
2a	Election of Director - Professor Ira Shoulson	54,808,276	1,696,829	1,497,400	24,052,311	82,054,816	97.89%
2b	Re-election of Director - Mr Peter Marks	51,212,435	5,214,770	1,618,411	24,009,200	82,054,816	93.52%
2c	Re-election of Director - Mr Lawrence Gozlan	51,144,355	5,299,850	1,558,300	24,052,311	82,054,816	93.42%
3	Ratification of previously issued securities - ATM	51,144,355	5,299,850	1,558,300	24,052,311	82,054,816	93.42%

* The Chairman voted undirected proxies in his control in favour of all resolutions.

** Note: Resolution 1 is a special resolution and required 75% approval to be passed. This threshold has been achieved and the resolution has passed.

On behalf of the Board

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Suite 1, 1233 High Street Armadale Victoria Australia 3143	Page 1 of 1	Telephone: 61 3 9824 5254 Facsimile: 61 3 9822 7735